UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended December 31, 2010.

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the transition period from ___________ to ___________ .

Commission File Number 1-34020

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

MICREL, INC. 401(k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

MICREL, INCORPORATED
2180 Fortune Drive
San Jose, CA 95131

Micrel, Inc. 401(k) Plan
Table of Contents

Financial Statements and Schedules	Page(s)

Independent Auditors’ Report	3

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-17

Supplemental Schedules: Schedule H, Line 4i–Schedule of Assets (Held at End of Year)	18
Schedule H, Line 4a–Schedule of Delinquent Participant Contributions	19

Signature	20

Exhibits: Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the Micrel, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Micrel, Inc. 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. GAAP.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedule have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Burr Pilger Mayer, Inc.
San Francisco, California
June 28, 2011

MICREL, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009
____________

	2010	2009
ASSETS
Investments, at fair value:
Cash	$-	$2,862
Registered investment companies	44,781,801	36,953,521
Money market funds	7,169,627	751,674
Employer common stock	625,903	460,159
Guaranteed investment contract	-	7,075,372
Total investments at fair value	52,577,331	45,243,588

Notes receivable from participants	1,176,508	1,432,067
Employee contributions receivable	116,663	82,087
Employer contributions receivable	693,000	218,000
Other receivable	5,638	-
Total receivables	1,991,809	1,732,154
Total assets	54,569,140	46,975,742

LIABILITIES
Accrued liabilities	-	205,693
Net assets at fair value	54,569,140	46,770,049

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	(27,506)
Net assets available for benefits	$54,569,140	$46,742,543

The accompanying notes are an integral part of these financial statements.

MICREL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2010
____________

Additions to net assets attributed to:
Investment income:
Net increase in fair value of investments	$5,540,207
Interest and dividend income	864,831
Total investment income	6,405,038

Interest on notes receivables from participants	91,704

Contributions and rollovers:
Participants’ salary deferrals	3,979,282
Employer contribution	694,170
Participant rollovers	168,833
Total contributions and rollovers	4,842,285
Total additions to net assets	11,339,027

Deductions from net assets attributed to:
Benefits paid to participants	3,460,306
Deemed distributions	47,614
Administrative expenses	4,510
Total deductions from net assets	3,512,430

Net increase in net assets	7,826,597

Net assets available for benefits:
Beginning of year	46,742,543
End of year	$54,569,140

The accompanying notes are an integral part of these financial statements.

Micrel, Inc. 401(k) Plan

Notes to Financial Statements
____________

1.	Description of the Plan

The following description of the Micrel, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, a defined contribution plan sponsored by Micrel, Inc. (the Company or Employer), intended to qualify under Section 401(a) and related provisions of the Internal Revenue Code, was established effective January 1, 1980 and was most recently restated effective February 8, 2010. Plan provisions under the restatement have remained fairly consistent with the prior Plan document. The Plan is designed to provide participants with a means to defer a portion of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration

The Company is the administrator of the Plan.  As administrator, the Company has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan.  Fidelity Management Trust Company is the appointed custodian for the Plan effective February 2010 and The Charles Schwab Trust Company (Schwab) was the appointed custodian for the Plan in 2009 through January 2010, and acted at the direction of the Plan’s administrator.  The Company paid the majority of all necessary and proper expenses incurred in the administration of the Plan.  Such expenses primarily comprise legal fees, auditing fees, and expenses relating to the maintenance of the Plan’s records.

Eligibility

All non-excluded employees, as defined by the Plan, become eligible to participate in the Plan upon hire date. Participants of the Plan who have more than six months of service, as defined, are eligible to receive discretionary contributions from the Company based on the provisions of the Plan. Participants should refer to the Plan document for further detail on the Plan’s eligibility provisions. The Plan includes automatic enrollment for all new employees, which will commence 30 days after hire date. Deferral contributions for employees entered under the automatic enrollment is 3%. Eligible participants will automatically be enrolled into the Plan unless they elect to opt out by informing the Plan administrator.

Contributions

Annually, participants may elect to defer a portion of their pretax eligible compensation, as defined in the Plan, subject to certain IRS limitations. A participant may also contribute cash to the Plan in the form of a “rollover contribution” from another qualified employer-sponsored retirement plan. Employer contributions may be contributed at the discretion of the Company’s board of directors and are invested in a portfolio of investments as directed by the Company.
Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements, Continued
____________
1.	Description of the Plan, continued

Contributions, continued

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers money market funds, registered investment companies (i.e., mutual funds), and employer common stock as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and earnings thereon and an allocation of (a) the Company’s contribution and earnings thereon, and charged with an allocation of administrative expenses, and (b) forfeitures of terminated participants’ non-vested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company discretionary contributions portion of their accounts plus actual earnings thereon is based on years of continuous service as defined by the Plan. A participant is 100% vested after 6 years of credited service, vesting 20% per year after 2 years of credited service.

Payment of Benefits

Distributions and withdrawals are payable upon retirement, termination, financial hardship, disability, or death. If a participant’s account balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment unless a direct rollover into another qualified benefit plan is requested. If the account balance is over $1,000, the participant can consent to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan or may postpone payment to a later date and remain in the Plan as described in the Plan documents.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Note receivable terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The notes receivable are secured by the remaining balance in the participant’s account and bear interest at rates that range from 5.25% to 10.5%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.
Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements, Continued
____________
1.	Description of the Plan, continued

Forfeitures

Forfeitures shall be allocated to all participants eligible to share in the allocations in the same proportion that each participant’s compensation for the year bears to the compensation of all participants for such year. These accounts will be used to reduce future employer contributions and/or administrative expenses. At December 31, 2010 and 2009, there were $216,605 and $42,236 in forfeited nonvested accounts, respectively. There were $1,575 in forfeitures applied to reduce administrative expenses during the Plan year ended December 31, 2010.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and ERISA. Contributions from participants are recorded when withheld from the participant. Benefit payments are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (see Notes 3 and 4). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. Investment fees, which may vary according to the individual funds selected, are paid out of the assets of the Plan. Participants should refer to the prospectuses of the individual investment funds for further details on individual investment fees.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements, Continued
____________
2.	Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which requires additional disclosure related to the three-level fair value hierarchy. Entities are required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy. The plan adopted the amendments in ASU 2010-06 effective January 1, 2010.  The Plan had no significant transfers between Level 1 or 2 for the period ended December 31, 2010.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The plan adopted this new guidance in its December 31, 2010 financial statements and has reclassified participant loans of $1,176,508 and $1,432,067 for the years ended December 31, 2010 and 2009, respectively, from investments to notes receivable from participants. Net assets of the plan were not affected by the adoption of the new guidance.

Reclassification

Certain reclassifications have been made to the prior year’s numbers in order to conform to the presentation in the current period.

3.	Guaranteed Investment Contract

The Plan included a fully benefit-responsive guaranteed investment contract with Metropolitan Life Insurance Company (MetLife), as an investment option to Plan participants. Contributions to MetLife under this contract were maintained in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may have ordinarily directed the withdrawal or transfer of all, or a portion, of their investment at contract value. The fair value of the contract as of December 31, 2009 was $7,075,372.

MetLife guarantees principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remained active. Interest was credited to the contract at interest rates that reflect the performance of the underlying portfolio.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates for the year ended December 31, 2009 were 11.21% and 3.42%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but may not be less than 0% percent. Such interest rates are reviewed and reset, as applicable, on a quarterly basis. MetLife will reset the rate by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the Fund’s investments. Participants received the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.
Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements, Continued
____________
3.	Guaranteed Investment Contract, continued

As described in accounting standards providing guidance for Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contributions plan attributable to full benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standards, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of changes in net assets available for benefits is prepared on a contract value basis.

4.	Fair Value Measurements

Accounting Standards for fair value measurements establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under these accounting standards are described below:

Level 1–Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2–Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3–Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements, Continued
____________
4.	Fair Value Measurements, continued

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009:

Employer common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies:  Valued at the quoted market net asset value (NAV) of shares held by the plan at year end.

Money market funds:  Valued at quoted market prices in an exchange and active market, which represents the net asset values of shares held by the Plan at year end.

Guaranteed investment contract:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (see Note 3).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements, Continued
____________
4.	Fair Value Measurements, continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Diversified Emerging Markets	$793,053	$-	$-	$793,053
Foreign Large Blend	2,880,481	-	-	2,880,481
Intermediate Govt.	420,651	-	-	420,651
Intermediate-Term Bond	6,835,304	-	-	6,835,304
Large Blend	5,626,773	-	-	5,626,773
Large Growth	8,943,468	-	-	8,943,468
Mid Cap	7,409,728	-	-	7,409,728
Mid Cap Growth	3,167,178	-	-	3,167,178
Mid Cap Value	2,865,427	-	-	2,865,427
Moderate Allocation	781,072	-	-	781,072
Retirement Income	51,950	-	-	51,950
Short Government	826,497	-	-	826,497
Small Cap	535,170	-	-	535,170
Small Growth	2,621,360	-	-	2,621,360
Target Date Fund	1,023,689	-	-	1,023,689
Total registered investment companies	44,781,801	-	-	44,781,801

Money market funds	7,169,627	-	-	7,169,627
Employer common stock	625,903	-	-	625,903
Total assets at fair value	$52,577,331	$-	$-	$52,577,331

Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements, Continued
____________

4.	Fair Value Measurements, continued

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Cash	$2,862	$-	$-	$2,862
Registered investment companies:
Foreign Large Blend	5,543,697	-	-	5,543,697
Intermediate-Term Bond	6,033,074	-	-	6,033,074
Large Blend	5,877,129	-	-	5,877,129
Large Growth	3,510,911	-	-	3,510,911
Large Value	1,665,624	-	-	1,665,624
Mid-Cap Blend	5,777,191	-	-	5,777,191
Mid-Cap Growth	2,657,759	-	-	2,657,759
Mid-Cap Value	2,181,969	-	-	2,181,969
Moderate Allocation	493,161	-	-	493,161
Short-Term Bond	812,543	-	-	812,543
Small Blend	87,493	-	-	87,493
Small Growth	1,627,514	-	-	1,627,514
Small Value	685,456	-	-	685,456
Total registered investment companies	36,953,521	-	-	36,953,521

Money market funds	751,674	-	-	751,674
Employer common stock	460,159	-	-	460,159
Guaranteed investment contract
Stable Value Fund	-	7,075,372	-	7,075,372
Total assets at fair value	$38,168,216	$7,075,372	$-	$45,243,588

Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements, Continued
____________
5.         Investments

The following presents the fair values of individual investments, participant directed and non-participant directed, representing five percent (5%) or more of the Plan’s net assets at December 31, 2010 and 2009:

	2010	2009
Fidelity Retirement Money Market	$7,169,627	$-
Harbor Cap APPR Inv	$6,882,443	$-
Pimco Total Return Admin	$5,238,321	$-
Fidelity Low Priced Stock	$3,886,343	$-
Spartan 500 Index Inv	$3,766,427	$-
Spartan Extended Market Index Inv	$3,523,385	$-
Morgan Stanley Institutional Mid Cap Growth Fund CL P	$3,167,178	$-
Artisan Mid Cap Value	$2,865,427	$-
Thornburg International Value R4	$2,863,082	$-
Metlife Stable Value Fund	$-	$7,075,372
American Funds Europacific	$-	$3,392,256
Columbia Intermediate Bond	$-	$3,315,984
Royce Premier Investment Class	$-	$3,056,463
Dreyfus S&P 500 Index	$-	$2,901,459
Dreyfus Midcap Index	$-	$2,720,728
American Funds Growth Fund	$-	$2,697,406

During 2010, the Plan’s investments appreciated in value by $5,540,207 (including gains and losses on investments bought and sold, as well as held during the year) as follows:

Registered investment companies	$5,249,587
Guaranteed investment contract	22,538
Employer common stock	268,082
$5,540,207

Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements, Continued
____________
6.	Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2010	2009
Net assets:
Registered investment companies (mutual funds) and cash	$6,759,088	$6,139,477
Money market funds	$435,875	$748,194
Employer contributions receivable	$693,000	$218,000
Other receivables	$5,638	$-

Changes in net assets:
Interest and dividends	$818
Realized and unrealized gain in investments	790,581
Contributions	219,203
Benefits paid to participants	(544,215)
	$466,387

7.	Tax Status

The Plan uses a prototype plan document sponsored by Fidelity Management & Research Company. Fidelity Management & Research Company received an opinion letter from the IRS dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS. Therefore, no provisions for income tax have been included in the Plan’s financial statements.
Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements, Continued
____________
8.	Party-in-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest their salary deferral contributions in the Company’s common stock. Aggregate investment in the Company’s common stock at December 31, 2010 and 2009 was as follows:

	Number of
	Shares	Fair Value
2010	48,105	$624,886
2009	56,117	$460,159

The Micrel Stock Fund invests primarily in the Company’s common stock. The remainder of the Micrel Stock Fund, $1,017 at December 31, 2010 is invested in a money market fund to allow for timely handling of exchanges, withdrawals and distributions.

Certain Plan investments are managed by Schwab and Fidelity, the trustees of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the full value of each participant’s account shall become fully vested and nonforfeitable.

10.	Excess Contribution Refundable

At December 31, 2009, a payable of $202,835, is recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the Internal Revenue Service.
Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements, Continued
____________
11.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2010:
2010
Net assets available for benefits per financial statements	$54,569,140
Employee contributions receivable	(116,663)
Employer contributions receivable	(693,000)
Net assets available for benefits per Form 5500	$53,759,477

The following is a reconciliation of income received per the financial statements to Form 5500 for the year ended December 31, 2010:
Net increase in net assets per financial statements	$7,826,597
2010 Employee contributions accrued on financial statements, to be recorded in Form 5500 in 2011	(116,663)
2010 Employer contributions accrued on financial statements, to be recorded in Form 5500 in 2011	(693,000)
Total net income per Form 5500	$7,016,934

12.	Subsequent Events

In accordance with accounting standards affecting disclosures of subsequent events, the Plan evaluated subsequent events for recognition and disclosure through the date which these financial statements were available to be issued. Management concluded that no material subsequent event has occurred since December 31, 2010 that requires recognition or disclosure in the financial statements.

MICREL, INC. 401(k) PLAN
Trust EIN: 94-2526744
Schedule H, Line 4i
Plan Number 001
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
____________
(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,
	Lessor, or Similar Party	Description of Investment	Cost	Fair Value
	Participant directed:
*	Fidelity Retirement Money Market	Money Market, various rates	n/a	$6,733,752
*	Micrel Stock Fund	Stock Fund	n/a	$625,903
	Harbor Cap APPR Inv	Mutual Fund	n/a	$5,980,742
*	Fidelity Low Priced Stock	Mutual Fund	n/a	$3,886,343
	Pimco Total Return Admin	Mutual Fund	n/a	$3,776,307
*	Spartan Extended Market Index Inv	Mutual Fund	n/a	$3,523,385
*	Spartan 500 Index Inv	Mutual Fund	n/a	$3,236,027
	Morgan Stanley Institutional Mid Cap Growth Fund CL P	Mutual Fund	n/a	$2,721,887
	Artisan Mid Cap Value	Mutual Fund	n/a	$2,489,005
	Thornburg International Value R4	Mutual Fund	n/a	$2,360,963
	TCW Small Cap Growth CL N	Mutual Fund	n/a	$2,210,403
*	Fidelity Fund	Mutual Fund	n/a	$2,061,025
	Vanguard Total Bond Market Inv	Mutual Fund	n/a	$1,596,983
	MFS Value Fund Class R4	Mutual Fund	n/a	$980,451
	Lazard Emerging Markets Equity Instl	Mutual Fund	n/a	$793,053
	Oakmark Equity & Income I	Mutual Fund	n/a	$781,072
*	Fidelity Government Income	Mutual Fund	n/a	$420,651
*	Fidelity Freedom 2025	Mutual Fund	n/a	$343,337
*	Fidelity Freedom 2015	Mutual Fund	n/a	$298,114
*	Fidelity Freedom 2035	Mutual Fund	n/a	$166,539
	Invesco US Small Cap Value A	Mutual Fund	n/a	$111,378
*	Fidelity Freedom 2050	Mutual Fund	n/a	$70,803
*	Fidelity Freedom 2020	Mutual Fund	n/a	$66,675
*	Fidelity Freedom 2030	Mutual Fund	n/a	$55,374
*	Fidelity Freedom Income Fund	Mutual Fund	n/a	$51,950
*	Spartan International Index Inv	Mutual Fund	n/a	$17,399
*	Fidelity Freedom 2040	Mutual Fund	n/a	$14,132
*	Fidelity Freedom 2000	Mutual Fund	n/a	$5,553
*	Fidelity Freedom 2045	Mutual Fund	n/a	$2,252
*	Fidelity Freedom 2010	Mutual Fund	n/a	$457
*	Fidelity Freedom 2005	Mutual Fund	n/a	$453
*	Notes receivable from participants	5.25% to 10.5%, various maturities	n/a	$1,176,508
	Nonparticipant directed:
*	Fidelity Retirement Money Market	Money Market, various rates	435,875	$435,875
	Pimco Total Return Admin	Mutual Fund	1,477,274	$1,462,014
	Harbor Cap APPR Inv	Mutual Fund	755,186	$901,701
	MFS Value Fund Class R4	Mutual Fund	767,736	$879,895
*	Fidelity Adv Inst Shrt Int Gov	Mutual Fund	830,970	$826,497
*	Spartan 500 Index Inv	Mutual Fund	449,948	$530,400
	Thornburg International Value R4	Mutual Fund	440,412	$502,119
	Morgan Stanley Institutional Mid Cap Growth Fund CL P	Mutual Fund	317,915	$445,291
	Invesco US Small Cap Value A	Mutual Fund	316,810	$423,792
	TCW Small Cap Growth CL N	Mutual Fund	316,101	$410,957
	Artisan Mid Cap Value	Mutual Fund	323,478	$376,422

*	Party-in-interest.
n/a	Cost data not required

MICREL, INC. 401(k) PLAN
Trust EIN: 94-2526744
Schedule H, Line 4a
Plan Number 001
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
for the year ended December 31, 2010
____________

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ¨	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP		Total Fully Corrected Under VFCP and Prohibited Transaction Exemption 2002-51
$1,000,743	$-	$-	$1,000,743	(1)	$-

(1) Represents delinquent participant contributions from 7 pay periods in 2010. The Company remitted the delinquent participant contributions to the Plan during 2010, and the lost earnings in 2011. The Company intends to file the required Form 5330, Return of Excise Taxes Related to the Employee Benefit Plans.

SIGNATURE

THE PLAN, Pursuant to the requirements of the Securities Exchange Act of 1934. The Micrel, Inc. 401(k) Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICREL, INC. 401(k) PLAN

Date: June 28, 2011	By: /s/ Clyde R. Wallin Clyde R. Wallin Vice President, Finance and Human Resources and Chief Financial Officer

EXHIBITS
Exhibit Number	Description of Exhibit
23.1	Consent of Burr Pilger Mayer, Inc., Independent Registered Public Accounting Firm